Subscription Agreement

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, ASAMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE ACT IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY WEFUNDER PORTAL LLC (THE "PLATFORM"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE PLATFORM'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED

IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Creator Films, Inc
30141 Antelope Road Suite D #678
Menifee, CA 92584

Ladies and Gentlemen:

1. Subscription.

(a) The undersigned (“Subscriber”) hereby subscribes for and agrees to purchase Class A Preferred Stock (the “Securities”) of Creator Films, Inc., a Delaware corporation (the “Company”), at a purchase price of **$1.16** per share of Class A Preferred Stock (the “Per Security Price”), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Certificate of Incorporation and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) The Subscriber's subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder with respect to such rejected subscription or portion thereof shall terminate.

(d) The Company may accept subscriptions until the date set forth in the Offering Statement on Form C filed with the SEC unless otherwise extended by the Company in its sole discretion in accordance with applicable SEC regulations for such other period required to sell the Maximum Offering (the "Termination Date"). The Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 5 hereof, which shall remain in force and effect.

(f) The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Subscriber, and the terms of this Subscription Agreement.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Platform.

(b) Escrow arrangements. Payment for the Securities shall be received by Boston Private Bank and Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company at least two days prior to the applicable Closing Date, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Platform's payment processing instructions. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by a transfer agent designated by the Company. (the "Transfer Agent"), which books and

records shall bear a notation that the Securities were sold in reliance upon Regulation Crowdfunding under the Act.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Act and the rules promulgated there under by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement, has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefore in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is

required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Act or the rules promulgated there under, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the balance sheets of the Company as of December 31, 2019 and the related statements of income, stockholders' equity and cash flows for the period then ended (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Platform. The Financial Statements are based on the books and records of the Company and fairly present in all material respects the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Alexandra Hernandez CPA, CGMA, which has reviewed the Financial Statements, is an independent account within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds to support the production and distribution of media as directed by the Officers and Board Members.

(h) Litigation. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber.

By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of such Subscriber's respective Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting

enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To An "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Accredited Investor Status or Investment Limits. Subscriber represents that either:

> (i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or
>
> (ii)Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

Subscriber represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

(f) Shareholder information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g)Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Statement. Subscriber has had an opportunity (which opportunity may have presented through online chat or commentary functions) to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities, as applicable. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) No Brokerage Fees. There are no claims for brokerage commission, finders' fees or similar compensation in connection with the transactions contemplated by this Subscription Agreement or related documents based on any arrangement or agreement binding upon Subscriber.

(j)Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

(k) Company Status. Subscriber understands and agrees that the Company has limited operating history, few revenues and no profits.

(l) No Outside or Inconsistent Information. Subscriber acknowledges and agrees that, in making its investment decision, the Subscriber has received no written or oral representations or information that

is inconsistent with, or outside of, the Offering Materials, and has relied solely on the Offering Materials in making such an investment decision.

(m)No Other Representations or Warranties. Subscriber acknowledges and agrees that the Company: (i) has not made any other representations or warranties to Subscriber with respect to the Company except as specifically contained herein; and (ii) has not rendered any investment or tax advice to Subscriber or any other party.

5. Drag-along.

(a) A “Sale of the Company” shall mean either: (a) a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than 50% of the outstanding voting power of the Company (a “Stock Sale”) or (b) a transaction that qualifies as a Deemed Liquidation Event, as determined by the Company's board of directors. A “Deemed Liquidation Event” shall be deemed to be occasioned by, or to include, (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction retain, immediately after such transaction or series of transactions, as a result of shares in the Company held by such holders prior to such transaction, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly--owned subsidiary immediately following such acquisition, its parent); (ii) a sale, exclusive license, transfer, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, exclusive license, transfer, lease other disposition is to a wholly--owned subsidiary of the Company; or (iii) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

(b) In the event a Sale of the Company is approved by the Company’s board of directors and by the vote required to achieve majority approval by the outstanding shares of the Company’s Class A Common Stock (as defined in, and voting as provided in, the Company’s Amended and Restated Certificate of Incorporation), voting together as a single class (the “Requisite Parties”), the Investor hereby agrees with respect to the Securities and the voting rights of the Investor, if any:

(i) in the event such transaction is to be brought to a vote at a stockholder meeting and to the extent any vote is solicited from Investor, after receiving proper notice of any meeting of stockholders of the Company, to vote on the approval of a Sale of the Company, to be present, in person or by proxy, as a holder of shares of voting securities, at all such meetings and be counted for the purposes of determining the presence of a quorum at such meetings;

(ii) to vote (to the extent any vote is solicited from Investor) (in person, by proxy or by action by written consent, as applicable) the Securities in favor of such Sale of the Company and in opposition to any and

all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(iii) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(iv) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Requisite Parties;

(v) if the Sale of the Company is structured as a stock sale, to sell the same proportion of the Securities as is being sold by the Requisite Parties, and on the same terms and conditions as the Requisite Parties;

(vi) not to deposit, and to cause the Subscriber's affiliates not to deposit the Securities owned by the Subscriber affiliate in a voting trust or subject the Securities to any arrangement or agreement with respect to the voting of the Securities, unless specifically requested to do so by the acquirer in connection with the Sale of the Company; and

(vii)if the consideration to be paid in exchange for the Securities pursuant to this Section 5 includes any securities and due receipt thereof by the Subscriber would require under applicable law (i) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (ii) the provision to the Subscriber of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Act, the Company may cause to be paid to the Subscriber in lieu thereof, against surrender of the Securities which would have otherwise been sold by the Subscriber, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which the Subscriber would otherwise receive as of the date of the issuance of such securities in exchange for the Securities.

6. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

7. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the Termination Date of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

8. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENT AND IRREVOCABLY AGREE TO THE SELECTION OF AN ALTERNATIVE FORUM. THE SUBSCRIBER AND THE COMPANY AGREE THAT IN THE EVENT THAT ANY DISPUTE CANNOT BE RESOLVED THEREBY WITHIN A PERIOD OF THIRTY (30) DAYS AFTER SUCH NOTICE HAS BEEN GIVEN, SUCH DISPUTE SHALL BE FINALLY RESOLVED BY BINDING ARBITRATION IN RIVERSIDE, CALIFORNIA, USING THE ENGLISH LANGUAGE IN ACCORDANCE WITH THE ARBITRATION RULES AND PROCEDURES OF JAMS THEN IN EFFECT.

THE SUBSCRIBER AND THE COMPANY SHALL SELECT AN ARBITRATOR IN ACCORDANCE WITH THE ARBITRATOR SELECTION PROCEDURES SET FORTH IN THE ARBITRATION RULES AND PROCEDURES OF JAMS THEN IN EFFECT. THE SUBSCRIBER AND THE COMPANY AGREE THAT THE PRESIDING ARBITRATOR SHALL HAVE THE JURISDICTION TO RESOLVE ANY DISPUTES ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT.

THE SUBSCRIBER AND THE COMPANY CONSENT TO THE EXERCISE OF PERSONAL JURISDICTION OVER EACH OF THEM BY THE FEDERAL AND STATE COURTS WITHIN THE STATE OF CALIFORNIA FOR THE PURPOSES OF ENFORCING ANY ARBITRATION AWARD THAT MAY RESULT FROM ARBITRATION PROCEEDINGS INSTITUTED TO RESOLVE ANY DISPUTES ARISING OUT OF OR RELATED TO THIS SUBSCRIPTION AGREEMENT, OR TO PREVENT ANY THREATENED VIOLATION OF THIS SUBSTRICPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS,

RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO ARBITRATION. BY AGREEING TO THIS PROVISION, EACH SUBSCRIBER WILL NOT BE DEEMED TO HAVE WAIVED THE COMPANY'S COMPLIANCE WITH U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

9. Electronic Consent And Electronic Delivery Of Documents.

Subscriber agrees that any time Subscriber clicks on an "I Agree," "I Consent" or other similarly worded button or entry field with Subscriber's mouse, keystroke or other device, Subscriber's agreement or consent is legally binding and enforceable and is the legal equivalent of Subscriber's handwritten signature on an agreement that is printed on paper. Subscriber agrees to be bound by any affirmation, assent or agreement transmitted to or through Company's website(s) or Company's Transfer Agent by computer or other electronic device, including internet, telephonic and wireless devices, including but not limited to any consent Subscriber gives or will give to receive communications from Creator Films, Inc., or any of its affiliates, solely through electronic transmission.

Subscriber understands that, to the fullest extent permitted by law, any notices, disclosures, forms, privacy statements, reports or other communications (collectively, "Communications") regarding Subscriber's investment in Company, may be delivered by electronic means, such as by e-mail or through Company's transfer agent. Subscriber consents to electronic delivery as described in the preceding sentence. In so consenting, Subscriber acknowledges that e-mail messages are not secure and may contain computer viruses or other defects, may not be accurately replicated on other systems or may be intercepted, deleted or interfered with, with or without the knowledge of the sender or the intended recipient. Subscriber also acknowledges that an e-mail from Company or its affiliates may be accessed by recipients other than Subscriber and may be interfered with, may contain computer viruses or other defects and may not be successfully replicated on other systems. Subscriber understands that Company gives no warranties in relation to these matters.

Subscriber further understands and agrees to each of the following:

• As long as Subscriber's consent remains in effect, Company may provide all Communications to Subscriber electronically in lieu of providing paper Communications, including without limitation all shareholder notices and shareholder meeting notices.

• Hardware and software that Subscriber will need. Electronic Communications may be provided via e-mail and/or affiliates of Company. In order to view and retain the Communications, Subscriber's computer hardware and software must, at a minimum, be capable of accessing the Internet, with connectivity to an Internet Service Provider or any other capable communications medium, and with software capable of viewing and printing a *.pdf file created by Adobe Acrobat. Further, Subscriber must have a personal e-mail address capable of sending and receiving e- mail messages to and from Company's Transfer Agent. To print documents, Subscriber will need access to a printer compatible with Subscriber's hardware and the required software.

• If these software or hardware requirements change in the future, Company will notify Subscriber through the Company's website or Transfer Agent.

• To facilitate these services, Subscriber must provide Company and Transfer Agent with a current e-mail address and update that information as necessary. Unless otherwise required by law, Subscriber will be deemed to have received any electronic Communications that are sent to the most current e-mail address provided.

Company will not assume liability for non-receipt of Notification of the Availability of Electronic Communications . In the event Subscriber's e-mail address on file is invalid, Subscriber's e-mail or Internet service provider filters the notification as "spam" or "junk mail," there is a malfunction in Subscriber's computer, browser, Internet service and/or software, or for any other reasons beyond the control of Company.

10. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

Creator Films, Inc.
30141 Antelope Road Suite D #678
Menifee, CA 92584
Email: info@creatorfilms.com

If to a Subscriber, to Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

11. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

(m) The Subscriber shall complete, sign and return to the Company as soon as possible, on request by the Company, any documents, questionnaires, notices and undertakings as may be required by regulatory authorities and applicable law.

Signature page follows

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Creator Films, Inc

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ____________________________

SUBSCRIBER:

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited